Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund March 2013 Update
April 17, 2013

Supplement dated April 17, 2013 to Prospectus dated April 30, 2012
Class	March ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.2%	-0.2%	$32.1M	$1,213.59
B	1.2%	-0.4%	$307.5M	$1,021.07
Legacy 1	1.4%	0.3%	$4.4M	$878.96
Legacy 2	1.4%	0.3%	$10.7M	$866.97
Global 1	1.5%	0.5%	$11.4M	$849.59
Global 2	1.5%	0.4%	$23.8M	$838.99
Global 3	1.3%	0.0%	$213.7M	$779.82
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Australian dollar strengthened against counterparts as bullish economic indicators reduced the likelihood of further quantitative easing by the Reserve Bank of Australia.  The Japanese yen sustained its downward trend as the Bank of Japan continued to ease monetary policy and depreciate the currency.

Energy:  Crude oil markets advanced over 5% as signs of a stronger economy in the U.S. and record-high stock markets fueled prices.  Natural gas prices rose more than 15% because of sustained cold weather across the U.S.

Equities:  Positive news regarding the U.S. economy and improved investor sentiment drove the S&P 500 to record highs.  Bullish U.S. housing data also supported higher share prices.  Conversely, European equity markets fell on concerns the ongoing political and financial instability in Italy and Cyprus would slow the economic recovery in the Eurozone.

Fixed Income:  German Bund markets rose as investors sought safe-haven assets after European policymakers failed to make progress in Cyprus.  The price of ten-year U.S. Treasury Notes fell modestly, pressured by positive U.S. housing and manufacturing data.

Grains/Foods:  Sugar markets fell to their lowest levels in nearly three years as forecasts for record Brazilian crop yields weighed heavily on prices. Corn, wheat, and soybean markets experienced declines after the U.S. Department of Agriculture raised supply estimates.

Metals:  Copper prices fell over 3% as speculators believed the European banking crisis would further depress industrial demand in the Eurozone.  Precious metals markets rallied as expectations of further quantitative easing in the U.S. and Europe fueled demand for gold and silver as a means to hedge against inflation.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended March 31, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$14,599,766	$8,506,968
Change In Unrealized Income (Loss)	-2,875,067	2,473,392
Brokerage Commission	-270,411	-800,852
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-457,900	-1,484,641
Change in Accrued Commission	-49,444	-69,803
Net Trading Income (Loss)	10,946,944	8,602,456

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$53,035	$167,820
Interest, Other	63,196	179,210
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	11,063,175	8,949,486

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	278,623	318,448
Operating Expenses	129,626	396,317
Organization and Offering Expenses	149,948	458,557
Brokerage Expenses	2,920,261	8,932,918
Dividend Expenses	0	0
Total Expenses	3,478,458	10,106,240

Net Income (Loss)	$7,584,717	-$1,156,754

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$608,057,749	$636,740,049
Additions	2,624,900	8,821,043
Net Income (Loss)	7,584,717	-1,156,754
Redemptions	-14,647,094	-40,784,066
Balance at March 31, 2013	$603,620,272	$603,620,272

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,213.593	26,464.83128	$32,117,539	1.22%	-0.23%
B	$1,021.067	301,187.31747	$307,532,362	1.17%	-0.38%
Legacy 1	$878.956	5,019.37307	$4,411,806	1.40%	0.33%
Legacy 2	$866.965	12,328.30059	$10,688,204	1.39%	0.27%
Global 1	$849.594	13,377.71413	$11,365,628	1.47%	0.48%
Global 2	$838.987	28,423.11365	$23,846,611	1.45%	0.42%
Global 3	$779.817	273,985.00715	$213,658,120	1.30%	-0.01%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership